                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                            Giant Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374508109
                                 --------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4151589                             Page 1

-----------------------
CUSIP No.  374508109                 13G
-----------------------

-------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
 1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BankAmerica Corporation
        94-1681731

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]

                                                                  (b) [ ]

-------------------------------------------------------------------------------
       SEC USE ONLY
 3


-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        Delaware

-------------------------------------------------------------------------------
                                 SOLE VOTING POWER
          NUMBER OF         5
                                 -0- (Item 4)
           SHARES
                            ---------------------------------------------------
        BENEFICIALLY             SHARED VOTING POWER
                            6
          OWNED BY               35,761 (Item 4)

            EACH            ---------------------------------------------------
                                 SOLE DISPOSITIVE POWER
          REPORTING         7
                                   -0-
           PERSON
                            ---------------------------------------------------
            WITH            8    SHARED DISPOSITIVE POWER

                                 1,331,849

-------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9
       1,331,849

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10


-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.9%

-------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
 12
       HC

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

4151589                             Page 2

-----------------------
CUSIP No.  374508109                  13G
-----------------------

-------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
 1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bank of America NT&SA, as a trustee and a co-trustee
        94-1678665

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]

                                                                  (b) [ ]

-------------------------------------------------------------------------------
       SEC USE ONLY
 3


-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        United States

-------------------------------------------------------------------------------
                                  SOLE VOTING POWER
          NUMBER OF         5
                                  -0- (Item 4)
           SHARES
                            ---------------------------------------------------
        BENEFICIALLY              SHARED VOTING POWER
                            6
          OWNED BY                35,761 (Item 4)

            EACH            ---------------------------------------------------
                                  SOLE DISPOSITIVE POWER
          REPORTING         7
                                  1,296,088
           PERSON
                            ---------------------------------------------------
            WITH            8     SHARED DISPOSITIVE POWER

                                  35,761

-------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9
       1,331,849

-------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10


-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.9%

-------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
 12
       BK

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

4151589                             Page 3

                                  SCHEDULE 13G
                                  ------------

Item 1(a)  Name of Issuer:                   Giant Industries, Inc.

      (b)  Address of Issuer's
           Principal Executive Offices:      23733 N. Scottsdale Road
                                             Scottsdale, AZ  85255

Item 2(a)  Names of Person Filing:           BankAmerica Corporation
                                                ("BAC")
                                             Bank of America NT&SA, as a trustee
                                                and a co-trustee
                                                ("BANTSA")

      (b)  Address of Principal
           Business Offices:                 (For BAC and BANTSA)
                                             555 California Street
                                             San Francisco, CA  94104

      (c)  Citizenship:                      BAC is organized under the laws of
                                             Delaware.  BANTSA is a national
                                             banking association organized under
                                             the laws of the United States.

      (d)  Title of Class of Securities:     Common stock

      (e)  CUSIP Number:                     374508109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ]   Broker or Dealer registered under Section 15 of the Act

          (b) [X]   Bank as defined in section 3(a)(6) of the Act

          (c) [ ]   Insurance Company as defined in section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

          (g) [X]   Parent Holding Company, in accordance with
                    (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)


Item 4    Ownership

          (a) Amount Beneficially Owned:*
                 BAC                                                   1,331,849
                 BANTSA**                                              1,331,849

*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

The BANTSA beneficial ownership is due primarily to the bank's trustee position in connection with the Issuer's Employee Stock Ownership Plan (ESOP) and Trust.

**This represents a combined total of beneficial ownership of shares and percentages, respectively, of 1,761 and 0% by Bank of America Nevada and 1,330,088 and 11.9% by BANTSA. Bank of America Nevada merged into BANTSA on January 1, 1997.

4151589                             Page 4

          (b) Percent of Class:*
                 BAC                                                       11.9%
                 BANTSA**                                                  11.9%

          (c) Number of shares as to which such person has:

              (i) sole power to vote or direct the vote:*/***
                     BAC                                                       0
                     BANTSA                                                    0

             (ii) shared power to vote or direct the vote:*/***
                     BAC                                                  35,761
                     BANTSA                                               35,761

            (iii) sole power to dispose or direct the
                  disposition of:*
                     BAC                                                       0
                     BANTSA                                            1,296,088

             (iv) shared power to dispose or direct the
                  disposition of:*
                     BAC                                               1,331,849
                     BANTSA                                               35,761

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to
          report the fact that as of the date
          hereof the reporting person has ceased
          to be the beneficial owner of more
          than five percent of the class of
          securities, check the following [ ].

Item 6    Ownership of More than Five Percent on Behalf
          of Another Person.                             Not Applicable.

Item 7    Identification and Classification of
          the Subsidiaries Which Acquired
          the Security Being Reported on by
          the Parent Holding Company.

          See Item 2. The entity described below is a wholly-owned susidiary of BAC, which is a registered bank holding company.
          BANTSA is a bank as defined in section
          3(a)(6) of the Act.



*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

The BANTSA beneficial ownership is due primarily to the bank's trustee position in connection with the Issuer's Employee Stock Ownership Plan (ESOP) and Trust.

**This represents a combined total of beneficial ownership of shares and percentages, respectively, of 1,761 and 0% by Bank of America Nevada and 1,330,088 and 11.9% by BANTSA. Bank of America Nevada merged into BANTSA on January 1, 1997.

***The ESOP participants direct the trustee as to voting. To the extent that the trustee does not receive direction on voting, the ESOP documents specify that the trustee has no voting discretion. The trustee must vote both allocated and unallocated shares for which it has not received direction in the same proportion as directed shares are voted.

4151589                             Page 5

Item 8    Identification and Classification
          of Members of the Group.

          See Item 7.

Item 9    Notice of Dissolution of Group.                Not Applicable.

Item 10   Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


4151589                             Page 6

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BankAmerica Corporation



Dated:  February 12, 1997            By  /s/ JOHN J. HIGGINS
                                         ---------------------------
                                     John J. Higgins
                                     Executive Vice President


4151589                             Page 7

                                                                       Exhibit A

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13G


The undersigned hereby agrees as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: February 12, 1997                   BANKAMERICA CORPORATION

                                           By:   /s/ JOHN J. HIGGINS
                                                 -------------------
                                                 John J. Higgins

                                           Its:  Executive Vice President


Dated: February 12, 1997                   BANK OF AMERICA NT&SA*/**

                                           By:   /s/ JOHN J. HIGGINS
                                                 -------------------
                                                 John J. Higgins

                                           Its:  Group Executive Vice President




*On January 1, 1997 Bank of America Nevada was merged into Bank of America NT&SA and no longer exists.
**By BANTSA, as a trustee of the Issuer's ESOP and a co-trustee of other trust(s).


4151589                             Page 8

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528